Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-231203, 333-231203-14 and 333-231203-15
January 15, 2020

CyrusOne LP

CyrusOne Finance Corp.

€500,000,000 1.450% Senior Notes due 2027 (the “Notes”)

January 15, 2020

Term Sheet

The information in this pricing term sheet supplements the Issuers’ Preliminary Prospectus Supplement, dated January 15, 2020, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated May 3, 2019 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuers:	CyrusOne LP and CyrusOne Finance Corp.

Guarantor:	CyrusOne Inc.

Security:	1.450% Senior Notes due 2027

Expected Ratings (S&P / Fitch / Moody’s)*:	BBB- / BBB- / Ba1

Aggregate Principal Amount:	€500,000,000

Maturity Date:	January 22, 2027

Coupon (Interest Rate):	1.450% per annum

Interest Payment Dates:	January 22 of each year, beginning on January 22, 2021

Day Count Convention:	ACTUAL / ACTUAL (ICMA)

Mid-Swap Yield:	-0.029%

Spread to Mid-Swap:	+150 bps

Yield to Maturity:	1.471%

Issue Price:	99.861% of the principal amount

Comparable Government Bond:	0.000% Deutschland Bundesrepub due August 15, 2026 (ISIN: DE0001102408)

Comparable Government Bond Price and Yield:	€102.82 / -0.422%

Spread to Comparable Government Bond Yield:	+189.3 basis points

Optional Redemption:

•                  Prior to November 22, 2026 (two months prior to the maturity date of the Notes (the “Par Call Date”)), “make-whole” call at the Comparable Government Bond Rate + 30 basis points (calculated as though the actual maturity date of the Notes was the Par Call Date)

•                  On or after November 22, 2026 (two months prior to the maturity date of the Notes), par call

Additional Amounts:

All payments in respect of the Notes will be made by or on behalf of us without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by the United States or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If such withholding or deduction is required by law, we will pay to a beneficial owner who is not a United States person such additional amounts on the Notes as are necessary in order that the net payment of the principal of, and premium or redemption price, if any, and interest on, such Notes to such beneficial owner, after such withholding or deduction (including any withholding or deduction on such additional amounts), will not be less than the amount provided in such Notes to be then due and payable.

Redemption for Tax Reasons:

If, due to certain changes in tax law, we have or will become obligated to pay additional amounts with respect to the Notes, then we may at our option redeem the Notes at any time, in whole, but not in part, having given not less than 15 nor more than 60 days prior notice at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest (including any additional amounts), if any, to, but excluding, the date of redemption.

CUSIP / ISIN / Common Code:	23283PAS3 / XS2089972629 / 208997262

Trade Date:	January 15, 2020

Settlement Date:

January 22, 2020 (T+4); under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes will initially settle on a T+4 basis, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day preceding the date of delivery hereunder should consult their own advisors.

Listing/Trading:	Nasdaq Bond Exchange

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Joint Book-Running Managers:	Barclays Bank PLC Merrill Lynch International Deutsche Bank AG, London Branch Crédit Agricole Corporate and Investment Bank ING Financial Markets LLC

Co-Managers	Banco Bilbao Vizcaya Argentaria, S.A.

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

As of September 30, 2019, after giving effect to this offering and the use of proceeds therefrom, the Refinancing and borrowings under the Revolving Credit Facility through January 9, 2020, CyrusOne LP would have had approximately $3.0 billion principal amount of debt outstanding, including €500 million principal amount of Notes, $1.2 billion principal amount of USD notes, $149.4 million principal amount under the $1.7 billion Revolving Credit Facility, $1.1 billion principal amount under the Term Loans and $30.7 million of finance lease obligations. As of September 30, 2019, after giving effect to this offering and the use of proceeds therefrom, the Refinancing and the borrowing under the Revolving Credit Facility, CyrusOne LP would have had the ability to borrow up to an additional $1.5 billion under the Revolving Credit Facility (not giving effect to the unused portion of the accordion feature in the Credit Agreement, for which CyrusOne LP does not have commitments), net of outstanding letters of credit of approximately $8.2 million, subject to satisfying certain financial tests.

On January 14, 2020, the euro/U.S. dollar exchange rate was €1.00/U.S. $1.1128, as reported by Bloomberg L.P.

This communication is intended for the sole use of the person to whom it is provided by the Issuers.

The Issuers and the Guarantor have filed a registration statement and a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the related preliminary prospectus supplement and other documents the Guarantor has filed with the SEC for more complete information about the Issuers, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the representatives of the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by contacting: Barclays Bank PLC, 5 The North Colonnade, Canary Wharf, London E14 4BB, United Kingdom, Attn: Debt Syndicate, Telephone: +1 (888)-603-5847; Merrill Lynch International, 2 King Edward Street, London EC1A 1HQ, United Kingdom, Attn: Prospectus Department, Telephone: +1-800-294-1322; Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom, Attn: Prospectus Department, Telephone: +1-800-503-4611. This information does not purport to be a complete description of these securities or the offering. Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The pricing term sheet is only being distributed to, and is only directed at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (iii) high net worth entities, and other persons to whom they may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this pricing term sheet or any of its contents.

PRIIPs Regulation/Prohibition of sales to EEA retail investors: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2016/97/EU (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MIFID II product governance / Professional Investors and ECPs Only Target Market: Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.